SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Private Investments Fund

(Name of Subject Company (Issuer))

BlackRock Private Investments Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share

(Title of Class of Securities)

Institutional Shares – 09260N105

Class D Shares – 09260N303

Class S Shares – 09260N402

Class T Shares – 09260N501

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Private Investments Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Elliot J. Gluck, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

January 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on January 30, 2026 (the “Schedule TO”), by BlackRock Private Investments Fund, a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to purchase up to 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (including Institutional, Class D, Class S and Class T common shares, the “Shares”), as of December 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 11:59 p.m., Eastern time, on February 27, 2026.

2.

The Offer was undersubscribed. Therefore, in accordance with the terms of the Offer, the Trust purchased Shares from all tendering shareholders. 81,509.077 Institutional Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer. No Class D Shares, Class S Shares or Class T Shares of the Trust were tendered and not withdrawn prior to the expiration of the Offer.

3.

The Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2026. The NAV per Institutional Share on the Valuation Date was $14.17. The NAV per Class D Share on the Valuation Date was $14.00. There were no Class S Shares or Class T Shares outstanding on the Valuation Date.

4.

Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Trust. On April 30, 2026, in accordance with the terms of the Offer and the promissory notes, the Trust paid such shareholders of the Trust $1,039,926.46, collectively, of the cumulative amount payable under the promissory notes, and the remaining $115,057.15 was paid on June 12, 2026 (in each case net of any applicable early repurchase fee).

Except as specifically provided herein, this Final Amendment does not modify any of the information previously reported in the Schedule TO.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Private Investments Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: June 24, 2026

Exhibit Index

Exhibit

Filing Fee Exhibit